UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Section 13(a) -16 or 15(d) – 16

Of the Securities Exchange Act of 1934

For the month of April 2020

000-23697

(Commission file number)

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EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

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550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Transaction Overview

Merger Agreement

On April 17, 2020, Eros International Plc, an Isle of Man company limited by shares (“Eros” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and indirect wholly owned subsidiary of Eros (“England Holdings 2”), and England Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into STX (the “Merger”), with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2. Eros, as the combined company following the Merger, is referred to herein as the “combined company.”

On the terms and subject to the conditions of the Merger Agreement, each share of STX preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive a number of contractual contingent value rights (“CVRs”), without interest, based on the liquidation value and if applicable, the exit payment, of the respective share of STX preferred stock (the “Merger Consideration”), and such CVRs will in turn entitle the holder thereof to receive, on the settlement date of the CVRs, a number of A ordinary shares (the “Eros A Ordinary Shares”), of Eros, to be calculated in accordance with certain agreements governing the CVRs. Each share of STX common stock and each STX stock option and restricted stock unit award issued and outstanding as of immediately prior to the Effective Time will be cancelled at the Effective Time without consideration. The aggregate number of Eros A Ordinary Shares to be issued to the former STX stockholders upon settlement of the CVRs (the “Aggregate Merger Consideration CVR Shares”) will be equal to, and will in no event exceed, the total number of Eros A Ordinary Shares and B ordinary shares (the “Eros B Ordinary Shares” and, together with the Eros A Ordinary Shares, collectively, the “Eros Ordinary Shares”), of Eros outstanding as of immediately prior to the Effective Time on a fully diluted basis. The calculation of the fully diluted number of outstanding Eros Ordinary Shares for this purpose will include (1) the aggregate number of Eros Ordinary Shares subject to issuance pursuant to then outstanding in-the-money (based on the volume weighted average trading price of Eros A Ordinary Shares for the 20 days prior to the Effective Time) Eros stock options, (2) the aggregate number of Eros Ordinary Shares subject to issuance pursuant to then outstanding Eros restricted stock unit awards and (3) the aggregate number of Eros Ordinary Shares then subject to issuance pursuant to the outstanding balance of Eros’ senior convertible notes.

The applicable CVRs issued as Merger Consideration shall be settled in Eros A Ordinary Shares on the date (the “Settlement Date”) that is the earlier to occur of (1) the later to occur of (a) the first time that the Eros A Ordinary Shares issuable pursuant to the CVRs have been registered for resale pursuant to an effective registration statement under the Securities Act of 1933, as amended, and (b) the 75th day after the Closing and (2) the date that is six months after the Effective Time. Each CVR will entitle the holder thereof to receive, on the Settlement Date, a number of Eros A Ordinary Shares allocated from the Aggregate Merger Consideration CVR Shares based on the respective classes of STX preferred stock in respect of which the applicable CVRs were issued. However, the total number of Eros A Ordinary Shares issuable pursuant to all CVRs will not exceed, in the aggregate, the Aggregate Merger Consideration CVR Shares.

At the Effective Time, the combined company will also adopt a go-forward management equity compensation plan with an aggregate equity pool of not less than 40 million Eros A Ordinary Shares, which is expected to represent approximately 9% of the combined company on a fully diluted basis based on the closing price of an Eros A Ordinary Share as of April 16, 2020. The management equity compensation plan will be allocated by the board of directors of the combined company (the “Board”). Before giving effect to the new management equity compensation plan and the Equity Financing (as defined below), as of the Effective Time, the former stockholders of STX will own 50% of the outstanding Eros Ordinary Shares and the existing shareholders of Eros will own 50% of the outstanding Eros Ordinary Shares on a fully diluted basis.

The Merger Agreement, among other things, addresses certain post-closing governance matters, including, (1) that Kishore Lulla, currently the Executive Chairman and Chief Executive Officer of Eros, will be appointed as Executive Co-Chairman of the combined company; and (2) Robert B. Simonds, Jr., currently the Chairman and Chief Executive Officer of STX, will be appointed as Co-Chairman and Chief Executive Officer of the combined company. In addition, effective as of the Effective Time, the Board will have nine directors, of whom four (the “Founder Group Directors”) will be selected by shareholders of Eros affiliated with Kishore Lulla and his family (the “Eros Founder Group”), four (the “STX Directors”) will be selected by STX, and the remaining one director will be jointly selected by the Eros Founder Group and STX (the “Joint Independent Director”). The foregoing directors will be divided into three classes, each of which will serve for staggered three-year terms. One Founder Group Director, one STX Director and the Joint Independent Director will be allocated to the class of directors initially holding office until Eros’ 2021 annual general meeting; one Founder Group Director and two STX Directors will be allocated to the class of directors initially holding office until Eros’ 2022 annual general meeting; and two Founder Group Directors and one STX Director will be allocated to the class of directors initially holding office until Eros’ 2023 annual general meeting. The Joint Independent Director, at least one Founder Group Director and at least one STX Director will each be required to satisfy the independence standards of the New York Stock Exchange with respect to the combined company as of the Effective Time.

Effective as of the Effective Time, the Audit Committee of the Board will consist of four members, two of whom will be Founder Group Directors and two of whom will be STX Directors; the Nomination and Governance Committee of the Board will consist of four members, two of whom will be Founder Group Directors and two of whom will be STX Directors; and the Remuneration Committee of the Board will consist of three members, one of whom will be a Founder Group Director, one of whom will be an STX Director and one of whom will be the Joint Independent Director.

The STX stockholders have adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement and related documents. The Eros shareholders have approved the issuance of Eros Ordinary Shares pursuant to the Merger Agreement and the Equity Financing. Pursuant to a Voting and Support Agreement entered into concurrently with the Merger Agreement, the Eros Founder Group further agreed, among other things, to vote their respective Eros Ordinary Shares in favor of the transactions contemplated by the Merger Agreement and the Equity Financing, the adoption of the Amended Articles of Association (as defined below) and against any alternative proposals.

The completion of the Merger is subject to customary conditions, including: (1) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (2) the receipt of any authorization or consent from a governmental authority required to be obtained with respect to the Merger under certain non-U.S. antitrust laws; (3) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the consummation of the Merger; (4) the substantially concurrent consummation of an aggregate of at least $110 million out of a total of $125 million of equity financing for the combined company (the “Equity Financing”), with the remaining balance of the Equity Financing required to be consummated within 90 days after the Effective Time; (5) the approval for listing on the New York Stock Exchange of the Aggregate Merger Consideration CVR Shares; (6) the continued effectiveness of certain consents and waivers by STX’s existing senior lenders under STX’s existing senior credit facilities and by STX’s existing mezzanine lenders under STX’s existing mezzanine credit facility with respect to the Merger and related transactions, which was delivered concurrently with the Merger Agreement; (7) the execution and delivery by the parties thereto of the agreements governing the CVRs, the Investors’ Rights Agreement (as defined below) and the Registration Rights Agreement (as defined below); (8) subject to certain exceptions, the accuracy of the representations and warranties of Eros and STX, respectively; and (9) performance by Eros and STX in all material respects of their respective obligations under the Merger Agreement. As of the signing of the Merger Agreement, substantially all of the Equity Financing required for the consummation of the Merger had been committed by investors. Based on the closing price of Eros A Ordinary Shares as of April 16, 2020, the total Equity Financing would equate to approximately 15% of the equity ownership of the combined company on a fully diluted basis.

The Merger Agreement includes customary representations and warranties of Eros and STX and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between execution of the Merger Agreement and the Effective Time and (2) its non-solicitation obligations in connection with alternative acquisition proposals. In addition, Eros has agreed to call and hold, as soon as practicable after the date of the Merger Agreement, an extraordinary general meeting of shareholders for the purpose of approving the Amended Articles of Association to reflect certain governance arrangements set forth in the Investors’ Rights Agreement and certain related matters.

The Merger Agreement provides for certain customary termination rights for both Eros and STX, including in the event the conditions to their respective obligations have not been satisfied by August 17, 2020 (which will be automatically extended to November 13, 2020 if the only remaining unsatisfied conditions relate to obtaining antitrust approval).

Form of Investors’ Rights Agreement

Pursuant to the Merger Agreement, at the Effective Time, Eros and certain former stockholders of STX who are purchasing Eros A Ordinary Shares in the Equity Financing will enter into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), in substantially the form attached to the Merger Agreement.

The Investors’ Rights Agreement provides that, until the third anniversary of the Effective Time, (1) the Hony Investor (as defined therein) will have the right, for so long as the Hony Investor beneficially owns at least 50% of the number of Eros A Ordinary Shares beneficially owned by it as of the Effective Time (giving effect, prior to the Settlement Date, to the Eros A Ordinary Shares underlying the CVRs issued to the Hony Investor pursuant to the Merger Agreement), to nominate for election or appointment to the Board each successor to or replacement for an STX Director, and (2) the Eros Founder Group will have the right, for so long as the Eros Founder Group continues to beneficially own at least 50% of the number of Eros Ordinary Shares beneficially owned by the Eros Founder Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), to nominate for election or appointment to the Board each successor to or replacement for a Founder Group Director. In addition, for so long as the Eros Founder Group has the foregoing Board nomination right, with respect to all other directorships to be elected in an election of directors to the Board, the Eros Founder Group shall vote its shares proportionately to the vote of all holders of shares who are not members of the England Founder Group; provided that, for purposes of determining any such proportional vote prior to the settlement date of the CVRs, CVRs shall be deemed to be outstanding A Ordinary Shares and to have been voted in such election.

In addition, for so long as the Hony Investor has the foregoing Board nomination right, the hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the combined company will require the approval of a majority of the Board, including at least one director nominated by the Hony Investor.

In addition, until the earlier of the third anniversary of the Effective Time or the date that the Eros Founder Group ceases to beneficially own at least 50% of the number of Eros Ordinary Shares beneficially owned by the Eros Founder Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), the following actions by Eros or any of its subsidiaries will require the approval of a majority of the Board, including at least one Founder Group Director that is not an independent director (the “Founder Group Protections”): (1) entering into a change of control transaction; (2) initiating a voluntary liquidation, dissolution, bankruptcy or other insolvency proceeding; (3) making a material change in the nature of the business conducted by Eros and its subsidiaries; (4) hiring or terminating the chief executive officer, chief financial officer or president (including any co-president) of Eros; or (5) adopting the annual business plan (including operating budget) of Eros and its subsidiaries.

The Investors’ Rights Agreement also provides that, until the third anniversary of the Effective Time, the Eros Founder Group will not, without the prior approval of an independent committee of the Board, acquire beneficial ownership of Eros Ordinary Shares, or convert Eros A Ordinary Shares owned by the Eros Founder Group from time to time into Eros B Ordinary Shares, to the extent doing so would result in the Eros Founder Group beneficially owning more than 50% of the total voting power of the outstanding Eros Ordinary Shares (the “Founder Group 50% Limit”). Following the third anniversary of the Effective Time, the Eros Founder Group may acquire Eros Ordinary Shares, and/or convert between Eros A Ordinary Shares and Eros B Ordinary Shares, without limitation.

The Investors’ Rights Agreement provides for the following minority protections (the “Minority Protections”):

•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of holders of a majority of the outstanding Eros A Ordinary Shares will be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the following actions: (1) amending, supplementing or otherwise modifying the combined company’s Memorandum or Articles of Association in a manner that would affect the relative rights of the holders of Eros B Ordinary Shares vis-à-vis the holders of Eros A Ordinary Shares; (2) effecting any transaction or series of transactions providing for consideration to the holders of Eros B Ordinary Shares that is in a different amount or form per share than the consideration provided to the holders of Eros A Ordinary Shares in such transaction; (3) any action that would have the effect of increasing the relative voting power of the then outstanding Eros B Ordinary Shares vis-à-vis the then outstanding Eros A Ordinary Shares; (4) issuing additional Eros B Ordinary Shares (other than upon conversion of Eros A Ordinary Shares held by the Eros Founder Group subject to the limitations in the immediately preceding paragraph); or (5) entering into non arms’ length related party transactions between the combined company and the Eros Founder Group.

•	From the Effective Time until the third anniversary of the Effective Time, the prior approval of an independent committee of the Board will also be required before the combined company or any of its subsidiaries takes (or agrees or commits to take) any of the actions described in items (1), (2) and (5) of the immediately preceding bullet.

•	From the Effective Time until the Settlement Date, all of the actions described in the preceding two bullets, as well as any election or removal of directors by the holders of Eros Ordinary Shares or any other action generally requiring the approval of holders of Eros Ordinary Shares, will in addition require the consent of the holders of CVRs corresponding to a number of shares that, together with outstanding shares actually voted with respect to the action in question and assuming the conversion of all CVRs into the respective number of Eros A Ordinary Shares issuable thereunder as of such date, would be required to approve such action pursuant to the organizational documents or otherwise pursuant to the Minority Protections described in the two preceding bullets.

Except for certain fundamental reserved matters that will be subject to approval by a majority of the whole Board, all matters relating to the management of the combined company’s Indian subsidiary, Eros International Media Limited, will be delegated exclusively to a committee of the Board consisting only of Founder Group Directors.

Form of Amended Articles of Association

Pursuant to the Merger Agreement and the Investors’ Rights Agreement, at or as soon as practicable after the Effective Time and subject to obtaining the requisite approval of Eros shareholders at an extraordinary general meeting to be held for such purpose, the Articles of Association of Eros will be amended and restated in the form attached to the Merger Agreement (the “Amended Articles of Association”) in order to reflect the Founder Group Protections, the Founder Group 50% Limit and the Minority Protections described above under “Investors’ Rights Agreement,” the descriptions of which are incorporated under this heading by reference.

Form of Registration Rights Agreement

Pursuant to the Merger Agreement, at the Effective Time, Eros and the former stockholders of STX who are entitled to receive CVRs in the Merger and/or who are purchasers in the Equity Financing will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), in substantially the form attached to the Merger Agreement.

Pursuant to the Registration Rights Agreement, the combined company is required as soon as reasonably practicable after the Effective Time, but in no event later than the 60th day following the Effective Time, to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 (the “Shelf Registration Statement”) providing for the resale from time to time of all Eros A Ordinary Shares issued (1) at the Effective Time to the former STX stockholders who are purchasing Eros A Ordinary Shares in the Equity Financing and (2) on the Settlement Date upon settlement of the CVRs issued to the former STX stockholders pursuant to the Merger Agreement. The combined company must use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earliest of the date as of which all Eros A Ordinary Shares covered by the Shelf Registration Statement have been sold, such shorter period as may be agreed by all of the former STX stockholders holding Eros A Ordinary Shares then covered by the Shelf Registration Statement or the four-year anniversary of the date of effectiveness of the Shelf Registration Statement.

The former STX stockholders will have the right, from time to time, to cause the combined company to undertake underwritten offerings or sales of Eros A Ordinary Shares covered by the Shelf Registration Statement having an aggregate value of at least $20 million (each, a “Shelf Take-Down”), in each case at the expense of the combined company. The combined company will not be obligated in any calendar year to effect more than four block trade Shelf Take-Downs or one Shelf Take-Down that is not a block trade.

In addition to the rights of the STX stockholders under the Registration Rights Agreement, the Eros Founder Group will have the right, from time to time after the three-month anniversary of the Effective Date, to demand registration, at the combined company’s expense, of Eros Ordinary Shares having an aggregate value of at least $20 million. The combined company will not be obligated to effect more than five such demand registrations, and such demand registrations are subject to customary “piggyback” registration rights in favor of the former STX stockholders.

Important Note

The representations, warranties and covenants contained in the agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in Eros’s and the combined company’s public disclosures. Accordingly, the agreements described above are described in this filing only to provide investors with information regarding the terms of such agreements and not to provide investors with any other factual information regarding the parties or their respective businesses.

Press Release

On April 17, 2020, Eros and STX issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein. In connection with the announcement of the execution of the Merger Agreement, Eros also on April 17, 2020 made available on its investor relations website an accompanying presentation. A copy of the presentation is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

Departure of Director

On March 26, 2020 Mr. David Maisel retired from service as a director of Eros. The term of Mr. Maisel’s service agreement with Eros, pursuant to which he served as a non-executive director, previously expired by its terms on February 12, 2020. Mr. Maisel retired from the Eros board of directors to pursue other interests and professional commitments, and not due to any disagreement with Eros on any matter related to Eros’ operations, policies or practices. In light of the contemplated reconfiguration of the Board at the Effective Time as described above under “Merger Agreement,” the current board of directors of Eros does not intend prior to the Effective Time to fill the vacancy resulting from Mr. Maisel’s retirement.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report of Foreign Private Issuer on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions. Those statements include, among other things, the discussions of Eros’ business strategy and expectations concerning its and the combined company’s market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that Eros is expecting, including, without limitation: Eros’ and the combined company’s ability to successfully and cost-effectively source film content; Eros’ and the combined company’s ability to achieve the desired growth rate of Eros Now, its digital over-the-top (“OTT”) entertainment service; Eros’ and the combined company’s ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of Eros’ or the combined company’s films; Eros’ and the combined company’s ability to predict the popularity of its films, or changing consumer tastes; Eros’ and the combined company’s ability to maintain existing rights, and to acquire new rights, to film content; Eros’ and the combined company’s ability to successfully defend any future class action law suits it is a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding Eros’ or the combined company’s business practices, accounting practices and/or officers and directors; Eros’ and the combined company’s dependence on the Indian box office success of its Hindi and high budget Tamil and Telugu films; Eros’ and the combined company’s ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; Eros’ and the combined company’s dependence on its relationships with theater operators and other industry participants to exploit Eros’ and the combined company’s film content; Eros’ and the combined company’s ability to mitigate risks relating to distribution and collection in international markets; fluctuation in the value of the Indian rupee against foreign currencies; Eros’ and the combined company’s ability to compete in the Indian film industry; Eros’ and the combined company’s ability to compete with other forms of entertainment; Eros’ and the combined company’s ability to combat piracy and to protect its intellectual property; Eros’ and the combined company’s ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, including Eros’ or the combined company’s exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving Eros, the combined company or its subsidiaries and certain of its directors and officers; Eros’ and the combined company’s ability to successfully respond to technological changes; regulatory changes in the Indian film industry and Eros’ and the combined company’s ability to respond to them; Eros’ and the combined company’s ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of India and other countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; Eros’ and the combined company’s ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and spread of COVID-19, and related public health measures in India and elsewhere, may have material adverse effects on Eros’ and the combined company’s business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the Merger Agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the Merger Agreement on the terms set forth therein; uncertainty regarding the timing of the receipt of required regulatory approvals for the Merger; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the Merger Agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the Merger and other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the Merger; uncertainty as to the effects of the announcement or pendency of the Merger and related transactions on the market price of the Eros A Ordinary Shares and/or Eros’ financial performance; and uncertainty as to the long-term value of the combined company’s ordinary shares.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting Eros and the combined company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond Eros’ and the combined company’s control. Should one or more of these risks or uncertainties materialize or should any of Eros’ assumptions prove to be incorrect, Eros’ and the combined company’s actual results may vary in material respects from what Eros may have expressed or implied by these forward-looking statements. Eros cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by Eros in this communication speaks only as of the date on which Eros makes it. Factors or events that could cause Eros’ actual results to differ may emerge from time to time, and it is not possible for Eros to predict all of them. Eros undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Exhibit No.	Description

99.1	Press Release, dated April 17, 2020
99.2	Investor Presentation, dated April 17, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer